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                                                                       EXHIBIT 6
                   [LOGO OF LIFE TECHNOLOGIES APPEARS HERE]

                               December 11, 1998

Dear Shareholder:

   As you know, on December 7, 1998, Dexter Corporation, the majority shareholder of Life Technologies, Inc., amended its offer (as so amended, the "Offer") to acquire all of the outstanding shares of common stock of the Company that it does not currently own by increasing the amount to be paid for shares purchased pursuant to the Offer from $37.00 per share to $39.125 per share in cash. Dexter also extended the expiration date of the Offer to 12:00 midnight, New York City time, on Tuesday, December 22, 1998, and eliminated the minimum share condition of the Offer, so that the Offer is no longer conditioned upon any minimum number of shares being validly tendered and not withdrawn prior to the expiration date.

   As you also know, five of the seven members of the Company's Board of Directors are also officers or directors of Dexter. BECAUSE A MAJORITY OF THE COMPANY'S BOARD IS AFFILIATED WITH DEXTER, THE BOARD HAS DETERMINED THAT THE COMPANY WILL CONTINUE TO EXPRESS NO POSITION AND TO REMAIN NEUTRAL WITH RESPECT TO THE OFFER.

   The enclosed Amendment No. 1 to Solicitation/Recommendation Statement on
Schedule 14D-9, which was filed today with the Securities and Exchange Commission, describes the Company's position with respect to the Offer and contains other information relating to the Company, Dexter and the Offer. As with the original Schedule 14D-9, the Company's Board encouraged individual directors of the Company who are unaffiliated with Dexter to include in the Amendment any information, recommendation or other statement that the individual directors deemed necessary or appropriate to assist you in determining whether or not to accept the Offer. On this basis, Thomas H. Adams, Ph.D., the only outside director of the Company who is not affiliated with Dexter, has advised the Company that it continues to be his view that the Company's shareholders should reject the Offer and not tender their shares.

   Because the Company is not making a recommendation with respect to the Offer, you must make your own decision as to the adequacy, fairness and acceptability of the Offer in the manner in which you wish. The Company's Board strongly urges you to make your decision based on all of the information available to you and, to that end, to read the enclosed materials carefully and in their entirety.

                                          Sincerely,

                                          /s/  J. Stark Thompson, Ph.D.
                                          J. Stark Thompson, Ph.D.
                                          President and Chief Executive
                                           Officer